                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                       DUALSTAR TECHNOLOGIES CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  263572 10 9
           --------------------------------------------------------
                                 (CUSIP Number)

                                 Hillel Cohn, Esq.
                                Graham & James, LLP
                       801 South Figueroa Street, 14th Floor
                           Los Angeles, California 90017
                                  (213) 689-5165
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 November 25, 1998
           --------------------------------------------------------
            (Date of Event which Required Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 263572 10 9                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Technology Investors Group, LLC, 13-14020365
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Sources of Funds (See Instructions)
     AF (see Item #3 below)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  X
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,791,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,791,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,791,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excluded Certain Shares
     (See Instructions)

     X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     OO (Delaware limited liability company)
-------------------------------------------------------------------------------

CUSIP No. 263572 10 9                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Brad C. Singer ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Sources of Funds (See Instructions)
     AF (see Item #3 below)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) X
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,791,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,791,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,791,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excluded Certain Shares
     (See Instructions)

     X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

CUSIP No. 263572 10 9                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Frieda R. Tydings
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Sources of Funds (See Instructions)
     AF (see Item #3 below)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  X
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                   1,791,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,791,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,791,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excluded Certain Shares
     (See Instructions)

     X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

CUSIP No. 263572 10 9                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Lloyd I. Miller, III, ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Sources of Funds (See Instructions)
     PF, AF (see Item #3 below)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,791,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,791,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,791,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excluded Certain Shares
     (See Instructions)

     X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                           ORIGINAL REPORT ON SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

     This 13D Statement relates to the Common Stock, $.01 Par Value of Dualstar Technologies Corporation (the "Shares"), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 11-30 47th Avenue, Long Island City, New York 11101. As of the date hereof, the Reporting Persons, Technology Investors Group, LLC, a Delaware limited liability company ("TIG") and its three members, do not own any Shares. On November 25, 1998, TIG purchased from Issuer a Non-Negotiable, Non-Transferable, Subordinated,
Convertible Note in the principal amount of $2,500,000 (the "Note").   Under the
terms of the Note, TIG has the right, as of the date of such Note, to convert such Note into 1,791,000 shares of the Issuer's Shares, subject to the terms and conditions set forth in the Note.


Item 2.  IDENTITY AND BACKGROUND.

     (a) -- (c) This statement is being filed by TIG and its three members. TIG's principal business is buying, holding, selling and trading various investments, and its principal place of business and offices are located at
25 Coligni Avenue, New Rochelle, New York, 10801.   The purchase of the Note
is TIG's first investment. The three members of TIG are: Brad C. Singer ("Singer"), Frieda R. Tydings ("Tydings") and Lloyd I. Miller, III ("Miller"). Singer is the Manager of TIG, and it has no other officers or managers. The three members of TIG share in the management of TIG (see Item 5(b)). Singer's principal employment is as Vice President of Mars Associates, Inc. and Normel Construction Corporation a Joint Venture, a New York General Partnership ("Mars-Normel") located at 25 Coligni Avenue, New Rochelle, N.Y. 10801. Mars-Normel is a construction company. Tydings is a homemaker, whose residence is 17 Applewood Drive, Hopewell, N.J. 08525. Miller's principal occupation is providing investment advisory services; his principal business address is 4550 Gordon Drive, Naples, Florida 33940.

     Singer and Tydings have direct or indirect economic interests in Romulus Holdings, Inc., a Delaware corporation ("Romulus") and Mars-Normel, each of which may be deemed to be an "affiliate" of TIG (the "Affiliated Entities"). Romulus is a corporation involved in the buying, holding, selling and trading of various investments and its principal place of business is located at 20 Rock Ridge Circle, New Rochelle, N.Y. 10804. Romulus is the source of funds (via a loan) advanced by Singer and Tydings to TIG.

     (d) -- (e) During the last five years, neither TIG nor any of its three members (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     In November of 1992, Romulus and Normel Construction Corporation, a New York corporation ("Normel") that is a partner in Mars-Normel, and Gary Singer, Steven Singer, Karen Singer, and Norma Brandes, each of whom is or was during the last five years an officer, director or stockholder of one or more of the Affiliated Entities, were named as defendants in a lawsuit filed by the Securities and Exchange Commission ("SEC") in the United States District Court for the Southern District of New York. Gary Singer and Steven Singer also have acted, and will continue to act as, unpaid advisors to TIG
in connection with its investment in Issuer.   In the lawsuit, the SEC
alleged that Gary Singer and Steven Singer violated or aided and abetted violations of certain provisions of the Securities Exchange Act of 1934, as amended and related rules thereto (the "Exchange Act"), certain provisions of the Investment Advisers Act and related rules thereto (the "Advisers Act"), and certain provisions of the Investment Company Act and related rules thereto. Romulus, Normel, Karen Singer and Norma Brandes were not accused of any wrongdoing, but were named as relief defendants because profits from certain transactions at issue in the lawsuit were allegedly received in brokerage accounts in their names.

     Without admitting or denying any wrongdoing, Steven Singer, Karen Singer, Norma Brandes, Romulus and Normel settled the matter by agreeing to a final judgment in August of 1995. Pursuant to such final judgment, Steven Singer is permanently enjoined and restrained from violating Section 10(b) of the Exchange Act, Rule 10b-5 and Rule 13b2-1 promulgated thereunder and
Section 204 of the Advisers Act. Gary Singer settled the matter by agreeing to a final judgment in February of 1997. Pursuant to such final judgment, Gary Singer is permanently enjoined and restrained from violating Section 10(b) of the Exchange Act, Rule 10b-5, Rule 13b2-1 and Rule 13b2-2 promulgated thereunder, Section 204 of the Advisers Act and Rules 204-1(b)(1), (2) and (3) promulgated thereunder and pursuant to Section 21(d)(2) of the Exchange Act, from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act.

     In November of 1992 in a separate action, Gary Singer was charged with and subsequently convicted of violations of law in connection with the transactions covered by the SEC action.

     (f) TIG is a Delaware limited liability company; all of its members are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of $1,250,000.00 of the $2,500,000 used by TIG to purchase the Note was a capital contribution from Lloyd I. Miller, III, of which $625,000 was from

Miller's personal funds and $625,000.00 was provided by Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement, dated December 11, 1996 (the "Partnership Agreement"). Milfam I, L.P. owns a 50% participation interest in Miller's interest in TIG. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement, dated December 10, 1996 and pursuant to which Miller controls the acts and decisions of Milfam LLC. Milfam LLC is
the managing general partner of Milfam I, L.P.   Pursuant to the Partnership
Agreement, Milfam LLC controls the acts and decisions of Milfam I, L.P. All of the Shares Miller is deemed to beneficially own as manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its limited partners, or money generated and held by Milfam
I, L.P.   The Reporting Persons intend to admit Milfam I, L.P. as a member of
TIG in the near future.

The source of the remaining $1,250,000 used by TIG to purchase the Note was a capital contribution to TIG, consisting of $625,000 each from Singer and Tydings. The source of the capital contribution from Singer and Tydings was in each case an interest bearing loan from Romulus, payable on demand. The terms of these two loans have not been reduced to writing.


Item 4.  PURPOSE OF THE TRANSACTION.

     TIG acquired the Note for investment purposes and any Shares acquired upon the conversion of the Note will be acquired for investment purposes.
Section 5 of the Note gives TIG the right at its option to convert the Note into 1,791,000 Shares, or 16.6% of the Shares that would be outstanding upon conversion as of the date of the Note, at the initial conversion price of $1.40 per Share. The number of Shares to be issued upon conversion of the
Note is subject to periodic adjustment in the event that the Issuer makes a stock split or dividend or takes certain other actions, all as set forth in the Note. Section 6 of the Note provides the Issuer with the right to force a full or partial conversion of the Note under the circumstances and conditions set forth therein. The terms of the Note, which is attached hereto as
Exhibit 99.1, are incorporated herein by reference in their entirety.

     From time to time, subject to the continuing evaluation of the factors discussed herein, each of TIG and/or its members may acquire additional Shares in the open market or in privately negotiated transactions, or otherwise increase its ownership of Shares. Upon conversion of the Note into Shares, TIG may, subject to (i) the registration of such Shares under applicable securities laws or the availability of an exemption from registration under such laws and (ii) those restrictions on the sale of Shares set forth in the Stockholders Agreement (as defined in Item #6 below) sell all or a portion of its Shares in the open market or in privately negotiated transactions. Any actions TIG and/or its members might undertake will be dependent upon their review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Company's assets and operations; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments. Although the foregoing reflects the present intention of TIG and its members with respect to the Company, it is subject to change at any time. Except as set forth above, TIG and its members have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, neither TIG nor any of its members own any Shares. However, under the terms of the Note, TIG has the right to convert such
Note into 1,791,000 Shares, subject to the terms and conditions set forth in the Note. Based on Issuer's Schedule 14A, dated October 27, 1998, the Issuer had 9,000,000 Shares outstanding as of the close of business on October 26, 1998, and accordingly, upon conversion of the Note the 1,791,000 Shares that would be issued to TIG would represent 16.6% of the outstanding Shares of the Issuer as of October 26, 1998.

     As of the date hereof, Romulus beneficially owns 56,600 Shares, constituting .63% of the Issuer's outstanding Shares; Adine Brandes, a stockholder of Romulus and sister of Tydings, beneficially owns 25,800 Shares, constituting .29% of the issued and outstanding Shares; and Norma Brandes, mother of Tydings and whose spouse is an officer of Romulus, beneficially owns 8,000 shares of Shares, constituting .09% of the Issuer's outstanding shares. Additionally, the Gary and Karen Singer Children's Trust (the "Trust"), of which Steven Singer is the Trustee, owns 5,000 Shares, as of the date hereof. None of the Shares owned by Romulus, Adine Brandes, Norma Brandes and the Trust were acquired within the last 60 days.

     (b) TIG has the sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it. It is understood that any decision to vote, or dispose of the Shares is shared by TIG's members and subject to the consent of the majority of the members based on their economic interest (Miller controlling 50% of TIG and Singer and Tydings
each controlling 25% of TIG).   Romulus, Adine Brandes, Norma Brandes and the
Trust each have the sole power to vote, or direct the vote, and dispose, or direct the disposition, of all Shares reported as beneficially owned by each of them.

     (c) Neither TIG nor any of its members has affected any transactions in the Shares in the past sixty days.

     (d) No person, other than TIG is known to TIG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by TIG.

     (e)  Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the execution and delivery of the Note by Issuer, the Issuer and TIG entered into that certain Note Purchase Agreement (the "Note Purchase Agreement"), and Registration Rights Agreement, and Issuer entered into that certain Stockholder's Agreement with TIG and three individual stockholders of the Issuer, Gregory Cuneo, Ronald Fregara and Steven J. Yager (the "Stockholders Agreement"), all dated as of November 25, 1998. The terms of the Note, the Note Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement are attached hereto as Exhibits 99.2 through 99.4, respectively, and are incorporated herein by reference in their entirety.

     Sections 5 of the Note Purchase Agreement contains certain covenants which restrict the ability of the Issuer to take certain actions so long as the Note remains outstanding. Section 6 of the Note Purchase Agreement contains certain restrictions on the activities of both Issuer and TIG so long as the Note remains outstanding, and in addition requires that Issuer and TIG maintain the confidentiality of any material confidential information disclosed by either party to the other, which obligation survives the termination of the Note Purchase Agreement.

     Section 1 of the Stockholders Agreement provides TIG with the right, commencing with the 1999 Annual Meeting of Stockholders, to designate a person "reasonably acceptable" (as defined in Section 1 of the Stockholders Agreement) to the other Stockholders (as defined in the Stockholders Agreement) for election to the Issuer's Board of Directors. Under certain circumstances specified in Section 1 of the Stockholders Agreement, TIG would have the right to designate an additional "reasonably acceptable" nominee to the Issuer's Board of Directors. Section 2 of the Stockholders Agreement provides that each Stockholder will vote his or its shares of Shares in favor of the nominees of the other Stockholders.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


99.1 Convertible Note in the Principal Amount of $2,500,000, dated November 25, 1998, made by DualStar Technologies Corporation in favor of Technologies Investors Group, LLC.

99.2 Note Purchase Agreement, dated November 25, 1998, by and between Technology Investors Group, LLC and DualStar Technologies Corporation.

99.3 Stockholders Agreement, dated November 25, 1998, by and among DualStar Technologies Corporation, Technology Investors Group, LLC, Gregory Cuneo, Ronald Fregara and Steven J. Yager.

99.4 Registration Rights Agreement, dated November 25, 1998, by and among DualStar Technologies Corporation, Technology Investors Group, LLC, Gregory Cuneo, Ronald Fregara and Steven J. Yager.

99.5 Joint Filing Agreement, dated December 4, 1998, by and among Technology Investors Group, LLC, Brad C. Singer, Frieda R. Tydings and Lloyd I. Miller, III.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief , I certify that the information set forth in this statement is true, complete and correct.



December 4th, 1998                 TECHNOLOGY INVESTORS GROUP, LLC


                                   By /s/ Brad C. Singer
                                     ---------------------------------
                                   Name:  Brad C. Singer
                                   Title: Manager

                                    /s/ Brad C. Singer
                                   -----------------------------------
                                   Brad C. Singer, individually

                                    /s/ Frieda R. Tydings
                                   -----------------------------------
                                   Frieda R. Tydings, individually

                                    /s/ Lloyd I. Miller, III
                                   -----------------------------------
                                   Lloyd I. Miller, III, individually

                                    EXHIBIT INDEX


99.1 Convertible Note in the Principal Amount of $2,500,000, dated November 25, 1998, made by DualStar Technologies Corporation in favor of Technologies Investors Group, LLC.

99.2 Note Purchase Agreement, dated November 25, 1998, by and between Technology Investors Group, LLC and DualStar Technologies Corporation.

99.3 Stockholders Agreement, dated November 25, 1998, by and among DualStar Technologies Corporation, Technology Investors Group, LLC, Gregory Cuneo, Ronald Fregara and Steven J. Yager.

99.4 Registration Rights Agreement, dated November 25, 1998, by and among DualStar Technologies Corporation, Technology Investors Group, LLC, Gregory Cuneo, Ronald Fregara and Steven J. Yager.

99.5 Joint Filing Agreement, dated December 4, 1998, by and among Technology Investors Group, LLC, Brad C. Singer, Frieda R. Tydings and Lloyd I. Miller, III.